UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 001-08944
CUSIP Number: 185896107

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Cleveland-Cliffs Inc

Full Name of Registrant

Former Name if Applicable

1100 Superior Avenue

Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44114-2589

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q of subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cleveland-Cliffs Inc (the “Company”) was not able to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) by March 1, 2007. The delay resulted from a review undertaken in connection with a concern that was raised anonymously through the Company’s Web-based Ethics and Compliance Hotline. The concern focused on a specific contract revenue accounting item that allegedly affected the fourth quarter of 2006. The Audit Committee of the Company’s Board of Directors, with the assistance of outside legal counsel and the Company’s internal auditors, immediately commenced an investigation. On February 27, the Audit Committee received a report of its investigation, which to date has found no basis for the allegation. Because this investigation is not yet complete, Deloitte & Touche LLP, the Company’s independent auditors, have not completed their audit and therefore the Company was not in a position to file the Form 10-K by March 1, 2007. The Form 10-K will be filed as soon as practicable and in any event no later than March 16, 2007.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

George W. Hawk, Jr. (Name)	(216) (Area Code)	694-5700 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cleveland-Cliffs Inc

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 2, 2007	By	/s/ George W. Hawk, Jr.
	Name:	George W. Hawk, Jr.
	Title:	General Counsel and Secretary